Exhibit 99.8

ZenaTech Signs Offer to Acquire a Power Washing Company with Multiple Locations Across Two States, Expanding Drone as a Service Capabilities in a Sector Growing at 17% Annually

Vancouver, British Columbia, (January 13, 2026) -- ZenaTech, Inc. (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) ("ZenaTech"), a technology business solution provider specializing in AI (Artificial Intelligence) drone, Drone as a Service (DaaS), enterprise SaaS and Quantum Computing solutions, announces it has signed an offer to acquire a Florida-based power washing company with multiple locations across two states. The company has a 15-year background serving commercial, government, industrial and homeowner association clients with modern pressure cleaning services to maintain and preserve building exteriors and roofs, industrial sites, public spaces, and parking lots.

“Expanding our Drone as a Service footprint in the power washing services across more locations and US states opens up significant opportunities to integrate our drones in a sector experiencing almost 17% annual growth,” said Shaun Passley, Ph.D., ZenaTech CEO. “Drone-enabled power washing makes cleaning services safer, faster, and more affordable by replacing scaffolding and lift equipment with advanced drone technology to more easily cover building, roof, and public space surfaces. We are transforming a traditional, labor-heavy service into a high-growth, technology-driven business with better margins, stronger differentiation, and a clear advantage as safety, efficiency, and sustainability standards rise. We believe our technology-driven expansion strategy will lead to additional revenue generation opportunities in other geographic regions that rely on power washing services.”

The global drone power washing market falls under a broader drone cleaning services market category that was valued at approximately USD $4.36 billion in 2023 and is projected to reach USD 13.2 billion by 2030, growing at a compound annual growth rate (CAGR) of almost 17% according to market analyst Valuates Reports.

ZenaTech’s Drone as a Service platform provides business and government clients with on-demand or subscription-based access to faster and superior drone-based services for a host of surveying, inspection, maintenance, power washing, inventory management, and precision agriculture services, without the capital costs or operational burdens of ownership. By acquiring established, profitable service companies currently using low-tech processes and ripe for drone innovation, ZenaTech is building a global, multi-service DaaS network of locations in communities anchored by existing customers and revenue, for next-gen drone integration designed for speed, precision, data, and safety benefits. The company is continuing to build its global business and network of locations as well as its integration of drones and new services.

About ZenaTech

ZenaTech (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) is a technology company specializing in AI drone, Drone as a Service (DaaS), enterprise SaaS and Quantum Computing solutions for mission-critical business applications. Since 2017, the Company has leveraged its software development expertise and grown its drone design and manufacturing capabilities through ZenaDrone, to innovate and improve customer inspection, monitoring, maintenance, security, compliance, and surveying processes. With enterprise software customers using branded solutions across law enforcement, government, and industrial sectors, and drones being implemented across multiple commercial, agricultural and defense sectors, ZenaTech’s portfolio of solutions help drive exceptional operational efficiencies, precision, safety, and cost savings. The Company operates through offices in North America, Europe, Taiwan, and UAE, and is growing its global DaaS business and network of locations through acquisitions.

About ZenaDrone

ZenaDrone, a wholly owned subsidiary of ZenaTech, develops and manufactures autonomous business drone solutions that can incorporate machine learning software, AI, predictive modeling, Quantum Computing, and other software and hardware innovations. Created to revolutionize the hemp farming sector, its specialization has grown to multifunctional drone solutions for industrial surveillance, monitoring, inspection, tracking, process automation, and defense applications. Currently, the ZenaDrone 1000 drone is used for crop management applications in agriculture and critical field cargo applications in the defense sector, the IQ Nano indoor drone is used for inventory management and security in the warehouse and logistics sectors, and the IQ Square is an outdoor drone designed for land surveys and inspections use in commercial and defense sectors.

Contacts for more information:

Company, Investors, and Media:

Linda Montgomery

ZenaTech

312-241-1415

investors@zenatech.com

Investors:

Michael Mason

CORE IR

investors@zenatech.com

Safe Harbor

This press release and related comments by management of ZenaTech, Inc. include “forward-looking statements” within the meaning of U.S. federal securities laws and applicable Canadian securities laws. These forward-looking statements are subject to the safe harbor provisions under the Private Securities Litigation Reform Act of 1995. This forward-looking information relates to future events or future performance of ZenaTech and reflects management’s expectations and projections regarding ZenaTech’s growth, results of operations, performance, and business prospects and opportunities. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management. In some cases, forward-looking information can be identified by terminology such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “aim”, “seek”, “is/are likely to”, “believe”, “estimate”, “predict”, “potential”, “continue” or the negative of these terms or other comparable terminology intended to identify forward-looking statements.  Forward-looking information in this document includes, but is not limited to ZenaTech’s expectations regarding its revenue, expenses, production, operations, costs, cash flows, and future growth; expectations with respect to future production costs and capacity; ZenaTech's ability to deliver products to the market as currently contemplated, including its drone products including ZenaDrone 1000 and IQ Nano; ZenaTech’s anticipated cash needs and it’s needs for additional financing; ZenaTech’s intention to grow the business and its operations and execution risk; expectations with respect to future operations and costs; the volatility of stock prices and market conditions in the industries in which ZenaTech operates; political, economic, environmental, tax, security, and other risks associated with operating in emerging markets; regulatory risks; unfavorable publicity or consumer perception; difficulty in forecasting industry trends; the ability to hire key personnel; the competitive conditions of the industry and the competitive and business strategies of ZenaTech; ZenaTech’s expected business objectives for the next twelve months; ZenaTech’s ability to obtain additional funds through the sale of equity or debt commitments; investment capital and market share; the ability to complete any contemplated acquisitions; changes in the target markets; market uncertainty; ability to access additional capital, including through the listing of its securities in various jurisdictions; management of growth (plans and timing for expansion); patent infringement; litigation; applicable laws, regulations, and any amendments affecting the business of ZenaTech.